MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2005 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 1, 2006 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold exploration and development company with development activities in north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 100% of the advanced development stage Casa Berardi project.  Pre-production construction is currently underway and commercial production is anticipated to commence in late 2006 at an average rate of 175,000 ounces of gold per annum, at an estimated total cash cost of US$240 per ounce, based on a C$/US$ exchange rate of 1.15.

In February 2006, the Company closed a $75 million project loan facility with a syndicate of banks to be used for the completion of construction and start-up of Casa Berardi.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of acquisition, merger of assets or companies having either production or advanced development stage gold projects.

Key Financial Data (in $ thousands)	2005	2004	2003
Royalty and interest income	$748	$837	$774
Net Loss from continuing operations	($2,042)	($1,476)	($2,517)
Net Earnings (Loss) from discontinued operation	$3,786	($4,220)	$2,216
Net Earnings (Loss) for the year	$1,744	($5,696)	($301)
Earnings (Loss) - per share (Basic and Diluted)	0.01	(0.06)	(0.00)
Continuing operations – Loss per share (Basic and Diluted)	(0.02)	(0.01)	(0.03)
Cash outflow from operating activities	($1,233)	($1,515)	($853)
Working capital	$25,036	$12,243	$27,908
Total assets	$140,187	$86,151	$78,611
Total long-term liabilities	$7,479	$6,250	$4,241

Management's Discussion	Financial Report 2005	Aurizon Mnes Ltd. 4

2005 Accomplishments

•

Raised net proceeds of $51 million in equity financings

•

Completed a feasibility study on Casa Berardi in January 2005 based upon mineral reserves above the 700 metre level

•

Completed a feasibility study on Casa Berardi in October 2005 incorporating mineral reserves down to the 900 metre level

•

Construction of a new headframe and hoist room

•

Shaft sinking down 290 metres

•

113 Zone ramp extended down to the 680 metre level

•

Lower Inter Zone accessed down to the 570 metre level

•

Mill rehabilitation initiated

•

Commitment by BNP Paribas to underwrite a $75 million debt facility for Casa Berardi. (Underwritten in February, 2006)

•

Sale of Sleeping Giant Mine to joint venture partner for $5 million

Sale of Sleeping Giant Mine

On May 11, 2005 Aurizon completed the sale of its 50% interest in Sleeping Giant for $5 million, thereby realizing a gain on sale from disposition of this asset of $3.95 million.  The Company received its share of gold production up to April 30, 2005, the effective date of the sale.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

For accounting purposes, the disposition of Sleeping Giant is considered a discontinued operation.  Consequently, all of the 2005 Sleeping Giant operating results, as well as prior year’s results, are presented as a single line on the Statements of Operations and Cash Flow.

In addition, the Balance Sheet has segregated the comparative 2004 Sleeping Giant assets and liabilities from Aurizon’s other assets and liabilities.

Revenue

Royalty and other income in 2005 totaled $748,000, compared to $837,000 in 2004 and $774,000 in 2003.  Royalty income from the Beaufor mine provided $231,000 in 2005, compared to $331,000 and $343,000 in 2004 and 2003, respectively.

Expenses

A general increase in corporate activities, together with higher levels of corporate compensation, including stock based compensation; costs associated with Sarbanes-Oxley activities; marketing and investor relations; and corporate governance requirements, have resulted in administrative and general costs increasing to $4.2 million compared to $2.6 million and $2.8 million in 2004 and 2003, respectively.

A foreign exchange loss of $126,000 was realized in 2005 as a result of the strengthening Canadian dollar during the year, compared to a gain of $102,000 in 2004, and a foreign exchange loss of $201,000 in 2003.

Aurizon realized gains of $115,000 in 2005, $519,000 in 2004, and $72,000 in 2003, from the disposal of surplus equipment at Casa Berardi.

5 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Capital taxes for 2005 increased to $518,000 as a result of the significant increase in the capitalization of the Company, compared to $329,000 and $278,000 in 2004 and 2003, respectively.  Income tax expense is in respect of federal capital taxes and was $140,000, $42,000, and $105,000 in each of the past three years.

In 2005, the Company recorded a $2,055,000 tax benefit in respect of a 2004 flow through share financing in which the costs were renounced in 2005.  As the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through are expected to reverse during the loss carry forward period, these benefits have resulted in this future income tax recovery.

Summary of Quarterly Results and Fourth Quarter Review

2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	170,908	209,058	233,323	134,574
Net Earnings (Loss) from continuing operations	(1,355,617)	(794,404)	(1,265,074)	1,373,098
Net Earnings (Loss)	(1,355,617)	(794,404)	2,740,190	1,153,359
Earnings (Loss) per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.01)	0.01
Earnings (Loss) per share – basic and diluted	(0.01)	(0.01)	0.00	0.01
2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	227,520	179,587	205,593	224,460
Net Loss from continuing operations	(137,218)	(402,697)	(582,591)	(353,435)
Net Loss	(4,898,825)	(272,678)	(228,190)	(296,191)
Loss per share from continuing operations – Basic and diluted	(0.00)	(0.00)	(0.01)	(0.00)
Loss per share - Basic and diluted	(0.05)	(0.00)	(0.00)	(0.01)

In the first quarter of 2005, the Company recognized the $2,055,000 flow through share tax benefit, thereby resulting in net earnings from continuing operations for the period.  Excluding this tax benefit, the loss from continuing operations would have been $682,000, reflective of the corporate general and administrative costs, net of royalty and interest income.  In the second and fourth quarter of 2005, the granting of director and key employee stock options, increased costs by $323,000 and $403,000 respectively.  The $2.7 million net earnings in the second quarter of 2005 reflects the $3.95 million gain on sale of the Sleeping Giant Mine.

In 2004, the net loss from continuing operations reflects the corporate general and administrative costs, net of royalty and interest income.  In the fourth quarter of 2004, the net loss of $4.9 million resulted from a $4.7 million impairment write-down of Sleeping Giant.

Management's Discussion	Financial Report 2005	Aurizon Mnes Ltd. 6

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by royalty and interest income, and changes in non-cash working capital resulted in a cash outflow of $1.2 million from continuing operating activities in 2005.  Operating activities in 2004 and 2003 also resulted in cash outflows of $1.5 million and $0.9 million, respectively.  Decreases in non-cash working capital of $2.2 million, $0.4 million, and $1.1 million, in 2005, 2004 and 2003 respectively, partially mitigated the decrease in cash flow from operations in each of the previous three years.

Investing Activities

Continued surface and underground development activities at Casa Berardi have resulted in aggregate investing activities totaling $44.0 million compared to $27.6 million in 2004, and $15.3 million in 2003.

	2005	2004	2003
Capital Expenditures by project:
Casa Berardi	$43,810,029	$27,548,807	$15,233,116
Other	$195,464	$25,627	$50,689
Total	$44,005,493	$27,574,434	$15,283,805
Represented by:
Property, plant & equipment	$11,510,163	$3,053,752	$761,298
Mineral properties	$32,495,330	$24,520,682	$14,522,507
Total	$44,005,493	$27,574,434	$15,283,805

The major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi has continued through to 2005.  The following work was completed in 2005 at Casa Berardi:

▪

Met-Chem Canada Inc. completed an independent feasibility study on Casa Berardi in January 2005 based upon mineral reserves above the 700 metre level.

▪

Roscoe Postle Associates Inc. completed a feasibility study on Casa Berardi in October 2005 incorporating mineral reserves down to the 900 metre level.

▪

Construction of a new headframe, hoist room, ore and waste bins.

▪

Shaft sinking down 290 metres from surface.

▪

113 Zone ramp extended 1,200 metres down to the 680 metre level.

▪

Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting.

▪

685 metres of drifting.

▪

367 metres of ventilation raising.

▪

Mill rehabilitation initiated with the refurbishing of the crushing circuits, conveyors and assay laboratory.

▪

33,500 metres of definition drilling from 137 holes.

▪

19,000 metres of surface exploration drilling from 32 holes.

▪

Detailed engineering for the shaft and surface infrastructure.

In 2004, $27.5 million was invested at Casa Berardi for the construction of the surface foundations and shaft collar; a shaft pilot raise from the 550 metre level to surface; 878 metres of exploration drifts; 53,100 metres of exploration and definition drilling; 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.

7 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Mineral property, plant and equipment expenditures in 2003 totaling $15.3 million was invested at Casa Berardi, including extension of the West Mine ramp 1,074 metres from the 450 metre level down to the 550 metre level in order to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of an exploration drift was completed together with 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was also completed.

No site reclamation deposits were required in 2005 for future site reclamation obligations.  In 2004 and 2003, payments totaling $60,000 and $47,000, respectively were made.

In 2005, Aurizon received $1.4 million (2004 - $2.4 million; 2003 - $0.4 million) in refundable tax credits and $1.4 million (2004 - $450,000; 2003 - $0.1 million) in provincial refundable mining duties, relating to certain eligible exploration expenditures.

Sales of surplus equipment generated proceeds in 2005, 2004 and 2003 of $180,000, $838,000, and $181,000, respectively.

Financing Activities

During 2005, two equity financings together with the exercise of stock options, resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

One equity private placement was completed in 2004, providing net proceeds of $8.3 million, which, together with the exercise of stock options ($1.1 million) and warrants ($0.6 million), resulted in net proceeds of $10 million.

Equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.

In respect of non-cash financing activities impacting share capital, Aurizon issued 11,666,690 shares in 2003 pursuant to the conversion of a $7 million convertible debenture (net proceeds of $6.5 million).

In 2005, deferred financing costs totaling $0.5 million, associated with the $75 million debt facility that closed in February 2006, were incurred.

Aurizon’s aggregate operating, investing and financing activities during 2005 resulted in a net $13.3 million increase in its cash balances.  As at December 31, 2005, cash and cash equivalents stood at $25 million, compared to $12.1 million in 2003.

Balance Sheet

The total assets of Aurizon increased to $140.2 million at December 31, 2005 from $86.2 million in the previous year.  The major components of this increase are $13 million in cash and $42 million in capitalized costs relating to Casa Berardi.  At the end of 2005, Aurizon had working capital of $25 million compared to $12.2 million at the end of 2004.  Aurizon has had no debt for the past three years, and as at December 31, 2005 did not have any commodity hedging contracts or off balance sheet financings.  In February 2006, as a condition of the $75 million debt facility, Aurizon has entered into certain price protection contracts that are described in the Financial Instruments section of this report.  Shareholders’ equity increased to $125 million at December 31, 2005, compared to $74 million the previous year, primarily as a result of the equity financings completed in 2005.

As at the date of this report, Aurizon had 139,547,048 common shares issued and outstanding.  In addition, there were 2.5 million incentive stock options that are exercisable into common shares at an average price of $1.64 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Management's Discussion	Financial Report 2005	Aurizon Mnes Ltd. 8

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2005 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Equipment purchases	2,119,000	1,353,000	438,000	328,000	-
Employee incentive plan	400,000	400,000
Office lease	100,000	46,000	54,000
Environment and reclamation	3,674,000	30,000	237,000	474,000	2,933,000
Other liabilities	580,000	580,000
Government assistance	1,973,000	-	592,000	1,381,000	-
	8,846,000	2,409,000	1,321,000	2,183,000	2,933,000

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company also may, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability, are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars rates at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  The Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company has also entered into currency forward contracts totaling $60 million that match the principal repayment dates of the debt facility and establish Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company, may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which is effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  The adoption of this guideline did not have any impact of the company’s Consolidated Financial Statements as it was determined that the Company does not have any variable interest entities.

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.

9 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.

Outlook

The first ten months of 2006 will continue with the pre-production activities commenced in 2005 at Casa Berardi.  Start-up of operations is anticipated in November 2006, resulting in an estimated average annual production rate of 175,000 ounces of gold based upon the current mine plan and mineral reserves.

Casa Berardi continues to progress on budget, on schedule and to design specification.  As of February, 2006, the production shaft at the West Mine was at a depth of 500 metres and the ramp had reached the 680 metre level.  On surface, the headframe, hoist room and associated infrastructures are complete, while major components of the mill refurbishing and modifications are in progress.  More than 300 people are currently active on site.

Underground development in 2006 will total 8,500 metres, including 500 metres of shaft sinking, 2,500 metres of ramping; 3,700 metres of drifting; and 1,800 metres of raising.

In 2006, 240,000 tonnes of stope ore will be drilled and blasted from 26 stopes, of which 144,000 tonnes are anticipated to be developed during the preproduction period.  During the preproduction period to October 31, 2006, 61,000 tonnes will be stockpiled on surface.  The average grade of the surface stockpile is estimated to be 7.0 grams/tonne, representing approximately 13,700 ounces of gold.

In October 2006, approximately 15,000 tonnes of ore are expected to be fed to the mill to fill the circuits and to commission the mill during the startup period.  During November and December, the mill is anticipated to run at 1,600 tonnes/day, for a total mill throughput of 115,300 tonnes at 8.0 grams/tonne.  Using mill recoveries of 92.7%, approximately 24,500 ounces of gold are forecast, resulting in $13 million of sales proceeds using a US$450 gold price and a 1.18 exchange rate into Canadian dollars.  Estimated total cash costs of approximately US$250 per ounce are forecast for this two month period.

The project is currently forecast to produce 1,092,000 ounces from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves.  Additional resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.  Drilling activities are on-going with three underground drill rigs and four surface drill rigs currently in operation.

In February 2006 the Company closed a $75 million project loan facility with a syndicate of banks, led by BNP Paribas to be used for the construction of Casa Berardi.  The loan facility has a 4.5 year term and an interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon achieving commercial production and meeting certain operating performance benchmarks.  A standby fee of 0.75% will be charged on any undrawn portion of the facility.  Principal repayments commence in September 2007 and continue on a semi annual basis thereafter to September 2010.  A condition of the debt facility is that the Company enter into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  A description of these contracts is provided in the Financial Instruments section of this report.

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will

Management's Discussion	Financial Report 2005	Aurizon Mnes Ltd. 10

prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Potential delays in the Development of Casa Berardi and Cost Overruns

Whilst the Casa Berardi Project is presently on schedule and on budget, cost overruns are currently prevalent in the mining industry due to tight labour markets as well as rising material and fuel costs.  Additionally, delays in the shaft sinking or development of the mining stopes due to lower productivities may delay the start-up of commercial

11 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion

production.  The mill is being recommissioned after nine years of shutdown and the feasibility study anticipates increased mill throughput and recoveries compared to actual past performance.  Blending of harder ore types with softer ores will be required to maintain the proposed production rates and higher mill recoveries are anticipated as result of more consistent feed rates, the installation of intensive cyanidation equipment and expansion of the gravity circuits.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:  Geotechnical – ground control problems experienced by previous operators;  Dilution - low cohesion in hangingwall faults could potentially cause dilution;  Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and  Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.  While the Company believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Management's Discussion	Financial Report 2005	Aurizon Mnes Ltd. 12

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Casa Berardi property, but Aurizon may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

Commencement and continuation of production at Casa Berardi Project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Casa Berardi Project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

13 Aurizon Mines Ltd.	Financial Report 2005	Management's Discussion